Filed by CIMA LABS INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: aaiPharma Inc.
Commission File No. 0-21185

     This filing relates to the merger transaction between CIMA LABS INC., a Delaware corporation (“Cima”), aaiPharma Inc., a Delaware corporation ( “aaiPharma”), Scarlet Holding Corporation, a Delaware corporation (“Holding Company”), Scarlet MergerCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holding Company (“S MergerCo”), and Crimson MergerCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holding Company (“C MergerCo”), pursuant to an Agreement and Plan of Merger, dated as of August 5, 2003 (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Cima on August 6, 2003.

Additional Information and Where to Find It

     In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma and Cima are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Cima, aaiPharma and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. In addition, investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma’s website at www.aaiPharma.com and investors and may access copies of the documents filed with the SEC by Cima on Cima’s website at www.cimalabs.com.

     aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma’s stockholders in connection with the proposed merger is set forth in aaiPharma’s proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima’s stockholders in connection with the proposed transaction is set forth in Cima’s proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003.

     Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

     The materials attached below may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such forward-looking statements may include statements about future financial and operating results and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or to the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies’ products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues; new data or intellectual property disputes that may affect the companies’ programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma’s and Cima’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

     Attached below are slides used in a presentation related to the merger. Also attached below is an announcement related to the merger posted on the employee-only section of the joint website.

*******************

Thomas Weisel Partners
Healthcare Tailwinds 2003

aaiPharma™

DEVELOPING CHEMISTRY INTO MEDICINE

Within the SCIENCE
lies the MEDICINE
that will CHANGE *a life.*™

September 3, 2003

aaiPharma
DEVELOPING CHEMISTRY INTO MEDICINE

Recent Accomplishments

- Announced a merger with Cima Labs to create a leading science-based specialty pharmaceutical company
- Acquired a unique Darvocet™ line extension from Athlon Pharmaceuticals
- Submitted an SNDA for Brethine® line extension to FDA
- Commercially launched Darvon® Compound 32
- Acquired exclusive rights to an injectable CII pain management methadone product from Roxane Labs
- Commercially launched Azasan™ (75 mg/100 mg) and Calcitriol Injection vial
- Established a co-promotion alliance with SICOR for Calcitriol Injection vial

aaiPharma
DEVELOPING CHEMISTRY INTO MEDICINE

Planned Milestones 2003-2005

- Manufacture and commercially re-launch Methadone Hydrochloride Injection in 2H 2003
- File an SNDA on a new M.V.I.® line extension in 2003
- File a second Darvon®/Darvocet-N® line extension in 2003 (CBE-30)
- File two Darvon®/Darvocet-N® line extensions in each of 2004 and 2005

Product Stabilization: Darvon®/Darvocet-N® (IMS NSP)

25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
March '02
June '02
Sept. '02
Dec. '02
March '03
June '03
Total Extended Units

Product	QTD March '02	QTD June '02	QTD Sept. '02	QTD Dec. '02	QTD March '03	QTD June '03
Darvocet-N 100	17,328,820	16,309,720	15,251,556	14,090,848	13,358,420	12,726,286
Darvon	925,300	826,800	1,450,800	2,902,300	5,110,400	6,240,600
Darvon-N	2,068,200	2,154,600	2,115,600	2,199,900	2,291,800	2,317,000
Darvon Compound	648,700	617,500	807,700	1,929,700	1,908,900	1,865,100
Darvocet-N 50	1,089,800	1,008,000	935,600	846,000	810,000	736,500
Darvon/Darvocet Total	22,060,820	20,916,620	20,561,256	21,968,748	23,479,520	23,885,486

Product Stabilization: Darvon®/Darvocet-N®

aaiPharma
DEVELOPING CHEMISTRY INTO MEDICINE

TRx Extended Units (000s)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
13%
15%
17%
19%
21%
21%
23%
26%
30%
34%
34%
33%
31%
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Semi-Exclusive Lines
Darvocet-N®

Source: IMS – NPA Data

aaiPharma
DEVELOPING CHEMISTRY INTO MEDICINE

Pain Management Pipeline

Pre-clinical
Phase I
Phase II
Phase III
Pre-filing
Submitted to FDA
Unique Darvocet™ L.E.
Darvon® L.E. #2
ProSorb-D™
Darvon®/Darvocet™ L.E. #3
NR
NR
Darvon®/Darvocet™ L.E. #4
NR
NR
Darvon®/Darvocet™ L.E. #5
NR
NR
Darvon®/Darvocet™ L.E. #6

aaiPharma and CIMA Announce Integration Team

To facilitate the integration of CIMA and aaiPharma upon completion of the pending merger, and ensure that the combined company reflects the best-in-class practices in our industry, aaiPharma and CIMA have appointed an integration team. With members from both CIMA and aaiPharma, this team will report directly to Dr. Phil Tabbiner, designated to serve as President and CEO of the combined company, and make recommendations to drive the overall success of the new company. Team members include:

•	Team leader: Bowin Lindgren, Vice President of Human Resources, aaiPharma

•	Ronald Gay, Vice President of Human Resources, CIMA

•	Richard St. Francis, Vice President of Finance, AAI Development Services

•	David Brown, Group Leader, Formulation Development, CIMA

Beginning immediately, these core team members will be dedicated full-time to plans to integrate the two organizations and build bridges between the various departments and facilities within each company upon completion of the merger. This team will seek out the best ideas, processes and benefits from the two organizations or, where appropriate, from the larger marketplace, and recommend these practices for the new company. The work of this team will contribute significantly to the overall success of the merger.

As we have indicated from the outset, this merger is predicated on the strategic benefits we believe will be derived from combining the two organizations. These anticipated benefits include greater R&D horsepower, increased manufacturing capabilities, significant proprietary pipeline opportunities and the accelerated rate at which our goals can be achieved.

With this in mind, this integration team will review and recommend to Dr. Tabbiner:

•	Revenue maximization opportunities

•	Avenues to realize organizational synergies

•	Areas for systems integration

•	Enhanced employee benefits programs

•	Appropriate organizational structures to maximize the combined human and capital resources.

Updates regarding the activities of the integration team will be provided on an ongoing basis as part of our overall merger communication efforts.

Please join us in congratulating these individuals on their important assignments and supporting them in their efforts to fully realize the benefits of this merger.